UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

STANDARD PACIFIC CORP.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

85375C101

(CUSIP Number)

Timothy J. Geckle

Senior Vice President, General Counsel and Secretary

The Ryland Group, Inc.

3011 Townsgate Road, Suite 200

Westlake Village, California 91361

(805) 367-3800

with a copy to:

Jonathan K. Layne, Esq.

Gibson, Dunn & Crutcher LLP

2029 Century Park East

Suite 4000

Los Angeles, California 90067

(310) 552-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85375C101

1	NAMES OF REPORTING PERSON The Ryland Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER See Footnote (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Footnote (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Footnote (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Footnote (1)
14	TYPE OF REPORTING PERSON (See instructions) CO

(1)	Beneficial ownership of the above referenced shares is being reported hereunder solely because the Reporting Person (as defined in Item 2 below) may be deemed to beneficially own such shares as a result of the Voting Agreement (as defined in Item 4 below). Under Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Person expressly disclaims beneficial ownership of any of the securities subject to the Voting Agreement, and nothing herein shall be deemed an admission by the Reporting Person as to the beneficial ownership of such securities for purposes of Section 13(d) of the Exchange Act or any other purpose.

The Reporting Person beneficially owns (while MP CA Homes LLC, a Delaware limited liability company (including successors, “MatlinPatterson”), is the record holder of) 267,829 shares of Series B junior participating convertible preferred stock (the “Junior Preferred Stock”) and 126,400,000 shares of Common Stock (as defined in Item 1 below). The Junior Preferred Stock, together with the Common Stock held by MatlinPatterson, currently represent 49% of the total voting power of the voting stock of Standard Pacific Corp., a Delaware corporation (the “Issuer”). The Junior Preferred Stock will vote with the Common Stock on an as-converted basis provided that the votes attributable to shares of Junior Preferred Stock held by MatlinPatterson, together with votes attributable to shares of Common Stock held by MatlinPatterson, cannot exceed 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock is initially convertible into up to 87,812,786.89 shares of Common Stock; however, MatlinPatterson is not entitled to convert the Junior Preferred Stock into Common Stock unless after such conversion it would hold no more than 49% of the voting power of the voting stock of the Issuer. Upon a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of Junior Preferred Stock would receive the amount payable if the Junior Preferred Stock had been converted into Common Stock immediately prior to the liquidating distribution. For such purposes, the as-converted number for the Junior Preferred Stock would be 87,812,786.89 shares of Common Stock, which, together with the 126,400,000 shares of Common Stock held by MatlinPatterson, equals approximately 59% of the outstanding Common Stock. The Reporting Person (as defined in the Introduction) shares voting power and the power to dispose or direct the disposition of the Common Stock and Junior Preferred Stock held directly by MatlinPatterson.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock of Standard Pacific Corp., a Delaware corporation (“Standard Pacific”), par value $0.01 per share (the “Common Stock”). The address and principal office of Standard Pacific is 15360 Barranca Parkway, Irvine, California 92618.

Item 2.	Identity and Background.

(a)-(c) and (f)

The name of the person filing this statement is The Ryland Group, Inc. (the “Reporting Person”).

The address and principal office of the Reporting Person is 3011 Townsgate Road, Suite 200, Westlake Village, California 91361.

The Reporting Person is a leading national homebuilder and provider of mortgage-related financial services. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Person are set forth on Annex A hereto and are incorporated by reference herein.

(d)-(e)	Except as set forth below, during the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, the persons set forth on Annex A attached hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person entered into the Voting Agreement (as defined in Item 4 below) in connection with the Merger Agreement (as defined in Item 4 below). The Reporting Person has not paid any consideration to MatlinPatterson in respect of such agreements. Under the terms of the Merger Agreement, the Reporting Person will merge with and into the Issuer, with the Issuer continuing as the surviving corporation. For a summary of certain provisions of the Merger Agreement and certain provisions of the Voting Agreement, see Item 4 below, which summary is incorporated by reference in its entirety in the response to this Item 3.

The Merger Agreement is filed as Exhibit 1 hereto and the Voting Agreement is filed as Exhibit 2 hereto, both of which are incorporated herein by reference.

Item 4.	Purpose of Transaction.

Merger Agreement and Related Transactions

On June 14, 2015, the Issuer entered into an Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”) with the Reporting Person. Subject to the terms and conditions of the Merger Agreement, the Issuer and the Reporting Person have agreed that the Reporting Person will merge with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Surviving Corporation”), and the separate corporate existence of the Reporting Person will cease (the “Merger”).

Voting Agreement

On June 14, 2015, in connection with the Merger Agreement, MatlinPatterson and the Reporting Person entered into a Voting Agreement (the “Voting Agreement”). Subject to the terms and conditions of the Voting Agreement, MatlinPatterson agreed, among other things, to vote its shares of Issuer stock in favor of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement, granted the Reporting Person an irrevocable proxy to vote its Issuer stock in accordance with the terms of the Voting Agreement and agreed, subject to limited exceptions, not to transfer such shares, other than in accordance with the Voting Agreement. The Voting Agreement will terminate upon the earliest to occur of: (i) the effective time of the Merger, (ii) the date on which the Merger Agreement is terminated and (iii) written notice of termination of the Voting Agreement by the Reporting Person to MatlinPatterson. Separately, MatlinPatterson has given an irrevocable notice to the Issuer to convert all of its Issuer preferred stock into Common Stock immediately following the consummation of the Merger and a related 5-for-1 reverse stock split.

The foregoing summaries of the Merger Agreement and the Voting Agreement, and the transactions contemplated thereby, do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Merger Agreement and the Voting Agreement, filed as Exhibits 1 and 2, respectively, to this Schedule 13D and incorporated herein by reference.

Other than as set forth in this Item 4, the Reporting Person has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

Items 7 through 11 and 13 of the cover page of this Schedule 13D and the footnotes thereto are incorporated herein by reference. As of the date of this Schedule 13D, as a result of the Voting Agreement, the Reporting Person may be deemed to have beneficial ownership of all such shares of Common Stock detailed in Items 7 through 11 of the cover page of this Schedule 13D and the footnotes thereto. All shares reported as beneficially owned due to the Voting Agreement are reported to the knowledge of the Reporting Person based on the representations of MatlinPatterson.

Under Rule 13d-4 of the Exchange Act, the Reporting Person expressly disclaims beneficial ownership of any of the securities subject to the Voting Agreement, and nothing herein shall be deemed an admission by the Reporting Person as to the beneficial ownership of such securities for purposes of Section 13(d) of the Exchange Act or any other purpose.

(c)

Except as described herein, neither the Reporting Person, nor to the knowledge of the Reporting Person, any other person referred to in Annex A attached hereto, has acquired or disposed of any shares of Common Stock during the past 60 days.

(d) – (e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information regarding the Merger Agreement and the Voting Agreement set forth in Item 4 above is incorporated herein by reference in its entirety.

The Merger Agreement and the Voting Agreement are filed as Exhibits 1 and 2, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

1.	Agreement and Plan of Merger, dated as of June 14, 2015, by and between Standard Pacific Corp. and The Ryland Group, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by The Ryland Group, Inc. with the Securities and Exchange Commission on June 15, 2015).*

2.	Voting Agreement, dated as of June 14, 2015, by and between The Ryland Group, Inc. and MP CA Homes LLC (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by The Ryland Group, Inc. with the Securities and Exchange Commission on June 15, 2015).

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplementally copies of any of the omitted schedules and exhibits upon request by the SEC.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 24, 2015

THE RYLAND GROUP, INC.

By:	/s/ Timothy J. Geckle
Name:	Timothy J. Geckle
Title:	Senior Vice President, General Counsel and Secretary

Annex A

DIRECTORS AND EXECUTIVE OFFICERS OF THE RYLAND GROUP, INC.

The following table sets forth the name, present occupation or employment and citizenship of each director and executive officer of The Ryland Group, Inc. The principal business address of each person listed below is c/o The Ryland Group, Inc., 3011 Townsgate Road, Suite 200, Westlake Village, California 91361.

DIRECTORS OF THE RYLAND GROUP, INC.

Name	Present Occupation	Citizenship

William L. Jews	Chairman of the Board of Directors of The Ryland Group, Inc.; member of the Compensation and Nominating and Governance Committees.	United States

Ned Mansour	Director of The Ryland Group, Inc.; Chairman of the Nominating and Governance Committee; and a member of the Audit Committee.	United States

Robert E. Mellor	Director of The Ryland Group, Inc.; Chairman of the Compensation Committee and a member of the Audit Committee.	United States

Norman J. Metcalfe	Director of The Ryland Group, Inc.; Chairman of the Audit Committee and a member of the Compensation Committee. He is a Chairman of the Board of Directors of The Tejon Ranch Company, a diversified real estate development and agribusiness company located in Southern California.	United States

Larry T. Nicholson	Chief Executive Officer and Director of The Ryland Group, Inc.

Charlotte St. Martin	Director of The Ryland Group, Inc.; member of the Compensation and Nominating and Governance Committees.	United States

Thomas W. Toomey	Chief Executive Officer, President and Director of UDR, Inc. Director of The Ryland Group; member of the Audit Committee.	United States

Robert G. van Schoonenberg	Mr. van Schoonenberg leads BayPoint Capital Partners, a private equity/advisory firm, and is Co-Managing Partner at AmeriCap Partners, a growth capital investment firm. Director of The Ryland Group, Inc.; member of the Nominating and Governance and Audit Committees.	United States